

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2022

Ashish Khanna
Chief Financial Officer & Chief Business Officer
Aptinyx Inc.
909 Davis Street, Suite 600
Evanston, IL 60201

> **Re: Aptinyx Inc.**
> **Registration Statement on Form S-3**
> **Filed March 24, 2022**
> **File No. 333-263808**

Dear Mr. Khanna:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Gama at 202-812-3232 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mitchell S. Bloom, Esq.